EXHIBIT 12.1
ENERGYSOUTH, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	3 Months
	12/31/2007	2007	2006	2005	2004	2003
Earnings:
Pre-tax income from continuing operations	$6,572	$25,696	$22,738	$22,832	$20,175	$17,837
Minority interest in pre-tax income	44	1,322	1,113	938	805	754
Fixed charges	3,347	7,373	6,812	7,283	7,897	8,369

	9,963	34,391	30,663	31,053	28,877	26,960

Less:
Interest capitalized	1,623	2,292	1,011	210	20	1,231
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	32	116	98	131	152	210

	1,655	2,408	1,109	341	172	1,441

Earnings	8,308	31,983	29,554	30,712	28,705	25,519

Fixed Charges:
Interest expense	3,050	7,253	6,730	7,196	7,805	8,278
Amortized premiums, discounts, and capitalized expenses related to indebtedness	297	120	82	87	92	91

Fixed Charges	$3,347	$7,373	$6,812	$7,283	$7,897	$8,369

Ratio of Earnings to Fixed Charges	2.48	4.34	4.34	4.22	3.63	3.05